Animas Resources Ltd.            TSX-V: ANI

 #410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

November 28, 2012

NR 12 - 6

Animas Reduces Operating Costs, Grants Options, Drops Ariel

Animas Resources Ltd. (TSX.V: ANI) announces that, in line with the Company’s focus on moving the Santa Gertrudis Gold Project towards a production plan, the Company has reduced its operating costs, granted options to a recently appointed director who is also a mining engineer, and dropped a project which is no longer considered a core project.

Reduction in Operating Costs

Animas has continued to work on certain aspects of the Santa Gertrudis gold project and has reduced overhead and operating costs in all other areas. Cost reductions will continue so that the funds on hand can be focused on the Santa Gertrudis Gold Project.

Ariel

The Company has decided to cancel its option agreement on the Ariel copper property in north Mexico. The Ariel property has a very large alteration/mineralization system which has potential but is an early stage exploration property.

As part of the termination agreement, the Company will pay the owner of Ariel US$25,000 in lieu of all other payments required by the agreement.

Grant of Options

Board of Directors has approved a grant of 100,000 options to a new director at $0.10 expiring on November 8, 2017.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “John R. Wilson”

___________________________________

John R. Wilson, President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected